UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
Publicly-held Company with Authorized Capital
C.N.P.J. nº 90.400.888/0001-42
NIRE 35.300.332.067

NOTICE TO THE MARKET

Relationship with Independent Auditors

CVM Instruction nº 381/03

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” “Company”), in accordance with the Official Notice nº 111/2015/CVM/SEP/GEA-1 from Comissão de Valores Mobiliários – CVM, received in April 1, 2015, hereby, in compliance with the provisions of Article 2º of the CVM Instruction nº 381/03, presents the following information, in addition to the Management Report published together with the Financial Statements for the year of 2014:

1)      the Company declares that in addition to the independent audit services, Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) rendered the following services unrelated to independent auditing services:

Other non-audit services	Date of Agreement	Termof Contract
Rendering of audit services for promotion “Santander Prêmio Todo Dia”	August/2014	September/2014

Identification of gaps in relation to corporate policies of Santander Spain – methodology of calculation and internal controls related to the provision for loss in value recoverable of credit assets according to criteria IFRS

	March/2014	September/2014
Tax Payment - Global project for determination of amounts paid by the Bank in taxes	January/2014	February/2014

2)      the Company has the policy of restraining the services rendered by its independent auditors in order to preserve its independence and objectivity, in consonance with Brazilian and international rules, which provides, inclusive, the need for approval of any services by the Company's Audit Committee; and

3)      the Company confirm that Deloitte has procedures, policies and controls to ensure their independence, which includes the review of work performed, covering any service that is not external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his clients. Due to the compliance of such principles, the acceptance and the rendering of professional services not related to external audit during the year of 2014 did not affect the independence and objectivity in the conduct of audit exams performed in Banco Santander (Brasil) S.A. and other Group´s entities.

São Paulo, April 8,2015.

Angel Santodomingo Martell

Investors’ Relationship Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 9, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer